UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
Commission File No. 1-4329
Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
(formerly the Thrift and Profit Sharing Plan)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of the Cooper Tire & Rubber Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) for the fiscal year ended December 31, 2006, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm
(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Philip G. Weaver
PHILIP G. WEAVER
Vice President and Chief Financial Officer Plan Administrator

Date: June 21, 2007

Financial Statements and Supplemental Schedule
Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
     Spectrum Investment Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 19, 2007

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Investments, at fair value:
Interest in investment trust – fully benefit-responsive investment contracts	$64,325,290	$73,202,713
Interest in investment trust – stock fund	—	65,185,611
Mutual funds	17,374,901	66,636,614
Common stock	61,642,858	—
Pooled separate accounts	50,799,584	—
Participant loans	3,277,952	4,160,388

	197,420,585	209,185,326

Cash, non-interest-bearing	13,016	1,275,944

Receivables:
Participant contributions	90,669	103,012
Interest receivable	1,075	6,917

Net assets available for benefits, at fair value	197,525,345	210,571,199

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	147,486	(58,476)

Net assets available for benefits	$197,672,831	$210,512,723

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income (Notes 3 and 4):
Interest and dividends	$6,513,166

Net appreciation in fair value of investments	4,191,857

10,705,023

Contributions:
Participant	11,105,701
Participant rollover	104,792
Transfer from other qualified plan	59,678

Total additions	21,975,194

Deductions
Participant withdrawals	34,815,086

Total deductions	34,815,086

Net decrease	(12,839,892)

Net assets available for benefits:
Beginning of year	210,512,723

End of year	$197,672,831

See accompanying notes.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of Cooper Tire & Rubber Company Spectrum Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated effective December 1, 2006, is a defined contribution plan covering all salaried employees of the Cooper Tire & Rubber Company (the Company and the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan had a trust agreement with National City Bank to act as trustee and recordkeeper of the Plan’s assets. During 2006, the Plan established a trust agreement with Principal Financial Group (the Trustee), effective December 1, 2006, to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income there from for the benefit of the Plan’s participants. The Plan’s assets were transferred from National City Bank to Principal Financial Group in December 2006.
Contributions
Each year, participants may contribute up to 99% of their pretax or post-tax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributions are made annually as provided in the Plan document and at the discretion of the Company’s Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock. Effective December 1, 2006, in the amended and restated Plan, participants may direct employer contributions immediately upon receipt. There were no Company contributions to the Plan for the year ended December 31, 2006.
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Effective December 1, 2006, in the amended and restated Plan, the participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, allocation of the Company’s contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2006, there were no forfeited nonvested accounts held in the plan. Future employer contributions can be reduced by future amounts forfeited by participants. There were no employer contributions made in 2005 or 2006.
Participant Loans
Under the Plan, participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2006, range from 4.0% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump sum distribution. Under the Plan the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the trustee if their vested balance is greater than $1,000 but less than $5,000.
In the event of hardship, as defined by the plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Reclassifications
Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.
Investment Valuation and Income Recognition
The shares of common stock are valued at quoted market prices on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the pooled separate accounts are based on the quoted price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Invesco Stable Value Fund are valued at a unit price determined by the portfolio's sponsor based on the fair value of the underlying assets held by the portfolio. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
The Company pays the administrative expenses of the Plan, unless the expenses relate to certain participant-directed transactions.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits, as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and
Unrealized
(Depreciation)
Appreciation
in Fair Value
of Investments
Interest in investment trust	$(7,591,570)
Pooled separate accounts	545,283
Common stock	4,415,898
Mutual funds	6,822,246

$4,191,857

Investments in mutual funds, common stock, and pooled separate accounts that represent 5% of the fair value of the Plan net assets available for benefits are as follows:

	December 31
	2006	2005
American Washington Mutual Investors Fund	$—	$24,769,088
Investment Company of America Fund	—	17,637,529
Allegiant Large Cap Value I Fund	17,350,488	—
Cooper Tire & Rubber Company Stock	61,642,858	—
Principal Partners Lg-Cap Value Separate Account	24,815,672	—

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
4. Investment Trust
At December 31, 2006 and 2005, certain investments of the Plan were held in an Investment Trust, which also combined similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. Cooper Tire & Rubber Company common stock was held in the Investment Trust, until November 30, 2006. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income was allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. Due to the change in Plan trustees, the investments in Cooper Tire & Rubber Company common stock are no longer held in the Investment Trust. The assets were identified and allocated to each participating retirement plan.
At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Investment Trust was approximately 78.5% and 78%, respectively.
The following presents the fair value of investments in the Investment Trust:

	December 31
	2006	2005

Investments, at fair value:
Cooper Tire & Rubber Company common stock	$—	$85,020,990
Fully benefit-responsive investment contracts	81,983,003	90,449,621
Money market mutual fund	—	2,649,180

Total assets, at fair value	81,983,003	178,119,791
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	187,972	(72,232)

Total assets	$82,170,975	$178,047,559

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
4. Investment Trust (continued)
Investment income (loss) for the Investment Trust for the year ended December 31, 2006, is as follows:

Interest and dividends	$5,778,228
Net appreciation (depreciation) of fair value of investments, as determined by quoted prices:
Investment contracts	302,596
Common stock	(10,820,846)

$(4,740,022)

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 13, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustees, National City Bank and Principal Financial Group, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
Notes to Financial Statements (continued)
8. Transfer of assets from other sponsor plan
During 2006 the sponsor terminated one of its other sponsored plans, Cooper Tire & Rubber Company Pre-Tax Savings Plan (Clarksdale). The distribution plan agreed to with the participants included taking a full distribution prior to December 31, 2006 or transferring their fully vested assets to the Spectrum plan. Effectively, in December 2006, the assets of several participants, $59,678, were transferred into the Plan.
9. Reconciliation of Form 5500 to Net Assets Available for Benefits, at Contract Value
The following table reconciles the Form 5500 filed with the IRS to net assets available for benefits at December 31, 2006. Form 5500 reports net assets at fair value and the financial statements report at contract value. Form 5500 does not report on a comparative basis, therefore December 31, 2005 does not change.

December 31,
2006
Net assets available for benefits, Form 5500	$197,525,345
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	147,486

Net assets available for benefits, at Contract Value	$197,672,831

Supplemental Schedule

Cooper Tire & Rubber Company
Spectrum Investment Savings Plan
EIN #34-4297750 Plan #005
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value
Mutual Funds:
Allegiant	927,144 shares, Allegiant Large Cap Value I Fund	$17,350,488
	24,413 share, Allegiant Government Money Market Fund	24,413

Pooled Separate Accounts:
Alliance Capital Management	1,473,384 shares, PTR Large Cap	24,815,672
JP Morgan Investment Mgmt. Inc.	476,582 shares, Global Equity	6,082,648
Turner Investment Partners	427,185 shares, Midcap Growth	5,716,640
Columbus Circle Investors	163,368 shares, Large Co Growth	3,941,899
*Principal Global Investors	78,602 shares, Principal Large Cap Stock Index	4,392,744
	96,907 shares, Principal Lifetime 2030	1,565,335
	91,544 shares, Principal Lifetime 2020	1,479,119
	86,523 shares, Principal Lifetime 2010	1,336,575
	10,275 shares, Principal Diversified International	634,316
	37,619 shares, Principal Lifetime 2040	617,678
	8,427 shares, Principal Lifetime STR INC	124,234
	5,819 shares, Principal Lifetime 2050	92,724
Investment Trust
Invesco	65,751,802 shares, Stable Value Fund	64,325,290
Common Stock:
* Cooper Tire & Rubber Company	4,310,689 shares, Common Stock	61,642,858

* Participant loans	Interest rates ranging from 4.00% to 8.25%, with the longest maturity date of December 2011	3,277,952

		$197,420,585

*	Party in interest